Exhibit (21)
Clearwater Paper Corporation
Subsidiaries

Entity	Jurisdiction of Incorporation or formation	Name Under Which Entity Conducts Business
Cellu Tissue Holdings, Inc.	Delaware	Clearwater Paper Group

Cellu Tissue Corporation – Neenah	Delaware	Clearwater Paper – Neenah

Cellu Tissue Corporation – Oklahoma City	Delaware	Clearwater Paper – Oklahoma City

Cellu Tissue – CityForest, LLC	Minnesota	Clearwater Paper – Ladysmith

Clearwater Fiber, LLC	Delaware	None

Manchester Industries Inc. of Virginia	Virginia	None